SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

As of September 30, 2004 and December 31, 2003 and for the three and nine month periods ended September 30, 2004 and 2003

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company organized under the laws of the Republic of Poland.

References to the ‘‘11¼% Notes’’ are to the 11¼ % Senior Subordinated Guaranteed Notes due December 1, 2009. The 11¼% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘‘10⅞% Notes’’ are to the 10⅞% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10⅞% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The 11¼% Notes and 107/8% Notes (together, the ‘‘Existing Notes’’) are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this quarterly report on Form 6-K (the ‘‘Form 6-K’’), references to ‘‘Zloty’’ or ‘‘PLN’’ are to the lawful currency of the Republic of Poland, references to ‘‘U.S. dollars’’, ‘‘U.S.$’’, ‘‘USD’’ or ‘‘$’’ are to the lawful currency of the United States of America, references to ‘‘€’’ and ‘‘Euro’’ are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the three month and nine month periods ended September 30, 2004 and 2003, included in this Form 6-K have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’), which differ in certain respects from generally accepted accounting principles in the United States (‘‘U.S. GAAP’’) (see Note 16 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IFRS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN 3,5569, the Fixing Rate announced by the Polish National Bank on September 30, 2004.

____________________________

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

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TABLE OF CONTENTS

Item 1. Financial Statements

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Part II. Other Information

Item 1. Legal proceedings and Regulatory Matters

Item 2. Material contracts

Item 3. Business environment

SIGNATURES

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Part I. Financial Information

Item 1. Financial Statements

See “Financial Statements” attached to this form 6-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 6-K contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objectives and expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) domestic or foreign political or economic instability; (ii) foreign currency fluctuations; (iii) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards;(iv) regulatory changes increasing cost of operations or influencing pricing of our services;(v) highly competitive market conditions in the industry;(vi) loss of a customer which provides us with significant revenues;(vii) inaccuracies in our forecast of traffic growth; (viii) changes in customer rates per minute; (ix) changes in the availability of transmission facilities; (x) termination of certain service agreements or inability to enter into additional service agreements;  (xi) loss of the services of key officers; (xii) concentration of credit risk; (xiii) availability of long term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.

Operating Results

The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Financial Reporting Standards and U.S. GAAP, see Note 16 to the Financial Statements for the three and nine month periods  ended September 30, 2004 and 2003, and as of September 30, 2004 and December 31, 2003. The financial data presented in accordance with International Financial Reporting Standards included and discussed below for the three and nine month periods ended September 30, 2004 and 2003, and as of September 30, 2004 have been derived from unaudited Financial Statements.

Statement of Operations Data

	Three months ended September 30, 2004		Nine months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2003
	$(1)	PLN	PLN	PLN	PLN
	(in thousands, except subscribers and churn rate data)
Income Statement Data
International Financial Reporting Standards (unaudited)
Net sales:
Service revenues and fees	463,500	1,648,624	4,628,134	1,432,396	4,022,511
Sales of telephones and accessories	10,114	35,974	134,926	56,791	144,328
Total net sales	473,614	1,684,598	4,763,060	1,489,187	4,166,839
Cost of sales:
Cost of services sold	(200,879)	(714,508)	(2,037,409)	(590,704)	(1,745,325)
Cost of sales of telephones and accessories	(58,313)	(207,413)	(706,231)	(267,154)	(929,468)
Total cost of sales	(259,192)	(921,921)	(2,743,640)	(857,858)	(2,674,793)
Gross margin	214,422	762,677	2,019,420	631,329	1,492,046
Operating expenses:
Selling and distribution costs	(43,823)	(155,875)	(462,727)	(139,072)	(461,376)
Administration and other operating costs	(16,889)	(60,071)	(172,022)	(58,665)	(178,060)
Total operating expenses	(60,712)	(215,946)	(634,749)	(197,737)	(639,436)
Operating profit	153,710	546,731	1,384,671	433,592	852,610
Interest and other financial expenses, net	(29,495)	(104,911)	(326,669)	(189,194)	(407,660)
Profit before taxation	124,215	441,820	1,058,002	244,398	444,950
Taxation charge	(24,285)	(86,379)	(225,556)	(110,573)	(147,545)
Net profit	99,930	355,441	832,446	133,825	297,405
U.S. GAAP (unaudited)
Revenues	476,973	1,696,544	4,804,896	1,487,307	4,164,906
Cost of sales	(261,816)	(931,253)	(2,777,628)	(853,524)	(2,665,943)
Operating expenses	(60,712)	(215,946)	(634,749)	(197,737)	(639,436)
Interest and other financial expenses, net	(12,350)	(43,927)	(181,781)	(118,711)	(461,436)
Taxation charge	(26,608)	(94,642)	(240,641)	(103,584)	(126,256)
Net profit	115,487	410,776	970,097	213,751	271,835
Other Financial and Operating Data (unaudited)
EBITDA (IFRS) (2)	220,905	785,737	2,096,062	661,960	1,545,434
EBITDA (U.S. GAAP) (2)	220,939	785,858	2,096,456	661,980	1,545,065
Cash Flow Information (IFRS)
Net cash from operating activities	192,106	683,303	1,772,766	699,786	1,187,653
Net cash used in investing activities	(46,981)	(167,105)	(437,519)	(100,284)	(314,463)
Net cash used in financing activities	0	0	(777,602)	(568,004)	(912,959)
Subscribers at end of period	n/a	8,050,936	8,050,936	5,809,376	5,809,376
Monthly churn rate (%) (3)	n/a	2.5	2.5	2.0	1.6

(1)

Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 3.5569 per $1.00, the Fixing Rate announced by the National Bank of Poland on September 30, 2004.

(2)

EBITDA represents earnings before interest and other financial expenses (net), taxes, depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow from operating activities or other income or cash flow data or as a measure of a company’s profitability or liquidity. Please refer to the reconciliation of the EBITDA amounts presented below

(3)

The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data
	At September 30, 2004		At December 31, 2003
	$(1)	PLN	PLN
	(in thousands)
International Financial Reporting Standards
Long-term assets	1,606,168	5,712,980	6,106,720
Total assets	2,064,469	7,343,109	7,175,126
Long-term liabilities, deferred tax liabilities and provisions	914,716	3,253,553	4,194,278
Total liabilities	1,243,625	4,423,448	5,087,895
Shareholders’ equity	820,844	2,919,661	2,087,231
U.S. GAAP (unaudited)
Long-term assets and deferred taxes	1,588,359	5,649,633	5,952,274
Total assets	2,062,546	7,336,269	7,120,610
Shareholders’ equity	796,981	2,834,781	1,868,911

Reconciliation of the EBITDA amounts

	Three months ended September 30, 2004		Nine months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2003
	$(1)	PLN	PLN	PLN	PLN
	(in thousands)
IFRS (unaudited)
Operating profit	153,710	546,731	1,384,671	433,592	852,610
Depreciation and Amortization	67,195	239,006	711,391	228,368	692,824
EBITDA	220,905	785,737	2,096,062	661,960	1,545,434

U.S. GAAP (unaudited)
Operating profit	154,445	549,345	1,392,519	436,046	859,527
Depreciation and Amortization	66,494	236,513	703,937	225,934	685,538
EBITDA	220,939	785,858	2,096,456	661,980	1,545,065

Operating overview

PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

In 2001 we started offering GPRS enhanced data transmission using our GSM network.

In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. All operators were initially required to launch UMTS services no later than January 1, 2004 and no earlier than January 1, 2003. Operators were required to cover 20% of the population of Poland by the end of 2004 and 40% of the population by the end of 2004. However, the terms of the license have been amended twice. The second amendment resulted from the decision of the Chairman of OTRP dated September 9, 2003. The obligatory UMTS launch date has been moved to January 1, 2006, the date for achieving 20% population coverage of the UMTS network has been postponed until the end of 2007 and the 40% population coverage requirement has been removed from the license conditions.

We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, short messaging services, multimedia messaging services, information services, wireless Internet access (enabled by WAP and GPRS technology) and multimedia services offered through the Era Omnix platform. Our customers can also use most of their services when traveling outside Poland via our agreements with other networks to provide roaming services. As at 30 September 2004, postpaid customers could access their service in 183 countries and prepaid customers in 107 countries.  We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users on our post-paid service and expanding our exposure to the fast growing but lower usage pre-paid segment whilst minimizing churn to increase recurring cash flow from each of our subscribers.

Since our inception, we have benefited from the experience, expertise and financial and operating support of T-Mobile and Elektrim Telekomunikacja Sp. z o.o. and of their parent companies, Deutsche Telekom AG, Vivendi Universal S.A. and Elektrim S.A. The high quality standard of service that we provide has been confirmed by a series of ISO certifications. PTC holds the Quality Management System ISO 9001:2000 certificate, which is unique to telecommunication operators in Poland in that it covers all business processes of the Company.

Our subscriber numbers have been growing and continue to grow strongly as penetration of mobile services in the population of Poland continues to increase. For the quarter ended September 30, 2004, we acquired an average of approximately 178 thousand additional net subscribers per month compared to approximately 70 thousand in the corresponding period of 2003. As of September 30, 2004, we provided wireless services to approximately 2.9 million post-paid subscribers and approximately 5.1 million pre-paid subscribers. When we started our activity we were using the Era GSM brand name, which we changed, in March 2001, to Era to begin positioning it as a technology independent brand  in advance of the UMTS launch. We have two sub-categories of postpaid tariff plans Era Biznes, for business customers, and Era Moja for private customers. We also use two brands for our pre-paid services: Era Tak Tak, launched in 1998 and Heyah, which was launched on March 13, 2004.

The following table sets forth our key business indicators:

	Three months ended September 30, 2004	Nine months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2003

Subscribers:
Gross subscribers additions	1,126,454	3,470,860	546,469	1,711,900
Churn rate (monthly average) (%)	2.5	2.5	2.0	1.6
Net subscriber additions	533,013	1,833,935	208,767	941,088
Total subscribers	8,050,936	8,050,936	5,809,376	5,809,376
Of which:
Post-paid subscribers	2,923,173	2,923,173	2,742,796	2,742,796
Pre-paid subscribers	5,127,763	5,127,763	3,066,580	3,066,580
Growth of total subscriber base in the preceding twelve months (%)	38.6	38.6	27.7	27.7
Traffic:
Average monthly minutes of use	74	74	81	80
Average monthly number of SMSs	29	29	23	22
Average monthly revenue per user	66.6	68.6	79.2	79.2
Change from prior year (%)	(16.0)	(13.4)	(15.6)	(13.5)
Coverage of GSM cellular network in Poland:
Geographical area covered (%)	96.5	96.5	96.5	96.5
Population covered (%)	99.6	99.6	99.5	99.5

We provide average monthly revenue per user as a useful measure of demand for our services. As different groups of clients may have different propensities to use and pay for services provided by us, we measure the average revenue per user separately for customers from the pre-paid and post-paid segments of the market as a useful information about their impact on the revenues we generate and the value of those customers to us. To calculate average revenue per user we divide certain service revenues (including interconnection fees for incoming calls) that clients generate by the average monthly number of those clients in the period.

	Three months ended September 30, 2004	Nine months ended September 30, 2004	Three months ended September 30, 2003 (restated)	Nine months ended September 30, 2003 (restated)
All customers
Service revenues and fees[1]	1,568,926	4,404,643	1,356,918	3,842,458
Average number of subscribers	7,855,831	7,132,653	5,707,881	5,391,534
Average revenue per user per month	66.6	68.6	79.2	79.2

Post-paid customers
Service revenues and fees1)	1,161,597	3,374,256	1,095,010	3,123,850
Average number of post-paid subscribers	2,910,109	2,905,850	2,732,787	2,656,839
Average revenue per post-paid user per month	133.1	129.0	133.6	130.6

Pre-paid customers
Service revenues and fees1)	407,329	1,030,387	261,908	718,618
Average number of pre-paid subscribers	4,945,722	4,226,803	2,975,094	2,734,695
Average revenue per pre-paid user per month	27.5	27.1	29.3	29.2

1) Service revenues and fees, which are not included in the calculation of average revenue per user include revenues generated by customers of foreign operators roaming in our network, fees we receive for activating new clients and for selling our transmission lines capacity (leased lines) and other revenues not related to the use of services by our subscribers. The items not included in the calculation of average revenue per user constituted 4.8% and 6.2% of total service revenues and fees in the periods of three months ended September 30, 2004 and September 30, 2003, respectively and 4.8% and 4.8% in the periods of nine months ended September 30, 004 and September 30, 2003, respectively.

Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with over 8 million subscribers, a 38.1% share of the total Polish wireless market and a 42.4% and a 32.2% share of the pre-paid and post-paid markets, respectively, in each case, as of September 30, 2004. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of September 30, 2004, our GSM network covered approximately 96.5% of the geographic area of Poland, covering approximately 99.6% of the total Polish population. In addition, we have selectively extended our network capacity by installing GSM 1800 MHz radio network components, and we offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 15 dealers with 946 points of sale and more than 487 Authorized Business Advisors, a direct sales force of 125 Business Advisors, a national network of our own 68 retail outlets and 4 franchise outlets.

Our revenues are in Zloty, while much of our cost of financing and some of our cost of sales is payable in Euro or U.S. dollars. Fluctuations in the exchange rates have a significant impact on our net profits but only a minor impact on our revenues.

The main source of our revenue is airtime, consisting primarily of monthly service fees and charges for calls that originate or terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime revenues include revenues from incoming and outgoing calls and a relatively small amount of charges for roaming calls. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and call forward cost of their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in the coming years, revenue from non-voice services, including SMS and MMS messaging will form an increasing proportion of our total revenues relative to voice related service revenues. Revenue from activation and sale of terminals has fallen to a very low proportion of total revenues and may now not fall significantly further. This will depend on the pace of penetration growth, as well as the level of terminals subsidization, which if reduced, will lead to increased sale prices of terminals.

Our revenues depend on the number of subscribers, call and data volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and traffic volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that revenue per subscriber will continue to fall as the cellular telephone penetration level in Poland increases.

Contingent upon the availability, quality and interoperability of network, equipment and handsets, we expect to offer UMTS services by the end of 2005, as required by our licence terms. An initial UMTS network has been built in the Warsaw area and will undergo acceptance procedures with the vendor during the fourth quarter of 2004.

On August 23, 2004 PTC as a first operator on the Polish market launched test UMTS data transmission services. The speed of transmission reaches 384 Kbit/sec that constitutes a new quality in mobile use of corporate e-mail services, Internet or other services like videoconferences or video calls. UMTS test services are being offered predominantly to corporate clients.

A decision as to the timing of a commercial launch of UMTS services is yet to be taken.

The higher data transmission rates of GPRS, EDGE and UMTS in the air interface relative to GSM enable network operators to offer a broader range of services than is possible using circuit-switched GSM data transmission. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services depends substantially on the availability of user-friendly handsets and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, comprising data transmission fees as well as fees for content accessible or downlodable through our services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and relatively low wireline penetration rate.

During the third quarter of 2004, we attracted close to 1.1 million new subscribers (gross additions), a twofold increase when compared with approximately 546 thousand new subscribers acquired in the third quarter of 2003. In the third quarter of 2004 we attracted 175,247 postpaid subscribers and 951,207 prepaid subscribers compared to 166,045 postpaid and 380,424 prepaid gross additions in the third quarter of 2003.

The total subscriber base increased by 38.6 percent to 8,050,936 from 5,809,376 a year earlier. As of September 30, 2004 our postpaid subscriber base totalled 2,923,173 subscribers versus 2,742,796 as of September 30, 2003. Prepaid subscribers totalled 5,127,763 representing a 67.2% growth over  3,066,580 a year ago.

Our higher prepaid gross additions in comparison with 2003 resulted from the highly successful Era Love tariff, introduced late in 2003, successively boosted by the launch of a new prepaid product line branded “Heyah”, targeted at young, urban customers and the July launch of a new TakTak tariff “Happy”, and in August reduction in the Heyah tariff.

In terms of net subscriber additions we recorded an excellent third quarter by adding 533,013 subscribers, which puts us in first place among Polish mobile operators.

We estimate that the overall number of subscribers in the Polish market grew by approximately 7.9% in the third quarter of 2004 to approximately 21.2 million subscribers, representing approximately 55.2% market penetration.

We estimate our prepaid and postpaid market shares at 42.4% and 32.2% respectively, compared to 34.4% and 37.4% respectively, at the end of the third quarter of 2003. Our subscriber base represents approximately 38.1% of the total wireless market, which strengthens our position as the leader among wireless services providers in Poland, being up from 35.7% at the end of the third quarter of 2003.

Churn Rate

”Churn” refers to disconnected subscribers, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles by dividing the number of deactivations during a given period by the average subscriber base for such period. Under our existing pre-paid churn policy, subscribers are treated as churned if they have not recharged their pre-paid coupons on average within a twelve month period, broadly in line with the stated policies of our competitors. This twelve months period comprises the validity period of the recharging voucher, most often three months, plus a standard grace period of nine months. The grace period is at the sole discretion of the operator and from time to time, we have “churned” customers faster than twelve months from the last recharge in order to more efficiently manage network and systems capacity.

Our Management believes that the prepaid “grace period” constitutes a significant element of the value proposition to the prepaid customer and has decided to provide no more than a one month grace period for Heyah customers as part of the product differentiation strategy relative to our Era Tak Tak offer, where the grace period is normally nine months.

Accordingly, with effect from the second quarter of 2004, we modified our prepaid churn policy such that prepaid subscribers will be deactivated after the expiration of the validity of their most recently purchased voucher plus the grace period associated with their service brand (one month for Heyah and nine months for Era Tak Tak).  However, we may, from time to time, shorten these discretionary grace periods in order to more efficiently manage capacity.

We expect that the new churn policy will lead to higher churn rates and correspondingly higher ARPUs than those reported in earlier periods for a subscriber base comprising only Era Tak Tak customers.

We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also launched a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure, minimum subscription period requirements and the degree of handset subsidization implemented by our principal competitors will be a significant factor in our subscriber retention.

Non-payment churn is managed through sophisticated fraud, credit checking, dunning techniques and collection processes. Customers whose two year contract has expired are free to terminate their service, without additional charges. Over the past three years the proportion of post-paid customers reaching the end of their initial subscription contracts has increased significantly. We have responded by initiating and continuously improving a customer retention program whereby we will enter into a further subscription contract with a customer whilst providing the customer with additional benefits in the form of a new subsidized handset or additional free airtime or both.

The average monthly churn rate in the third quarter of 2004 was 2.5% compared to 2.0% as an average in the third quarter of 2003. The average monthly churn rate for post-paid subscribers in the third quarter of 2004 was stable at 1.6% compared to the corresponding period of 2003 (1.6% in the third quarter of 2003).

The churn rate for pre-paid customers increased to 3.1% in the third quarter of 2004, compared to 2.3% in the third quarter of 2003. The monthly churn rate for prepaid customers increased when comparing with the corresponding period of 2003, mainly due to accelerated deactivations of dormant Tak Tak prepaid customers, relative to PTC’s standard Tak Tak policy of deactivating clients on average 9 months after account expiry date. The accelerated deactivation was undertaken to free up system capacity in the face of extremely fast customer growth rate.

The churn rate in the first nine months of 2004 was 2.5% versus 1.6% for the nine months ended September 30, 2003. Postpaid churn rate was stable at the level of 1.6% in the nine months ended September 30, 2004. Prepaid churn rate was 3.2% and 1.5% in the nine months ended September 30, 2004 and 2003, respectively.

Subscriber Mix

Our revenues are affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher average lifetime subscriber values than pre-paid subscribers, as they tend to make a higher number of calls and send more SMSs. The monthly revenue generated by post-paid customers is on average 4.8 times higher than the revenue coming from a pre-paid customer. The other strength of the post-paid market lies in the business customers with more sophisticated needs and significantly higher usage, who have an even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. Pre-paid subscribers also have their advantages, the most important ones being acquisition costs at as little as only 2.4% of post-paid levels (based on the third quarter 2004 results), generation of cheaper-to-supply off peak traffic, high unit profit margins and virtually no bad debts. The main draw-backs of pre-paid customers are the weaker customer relationship and low traffic volumes to cover subscriber-driven fixed costs.

Our subscriber base as at September 30, 2004 consisted of 63.7%prepaid subscribers versus 52.8% at the end of the corresponding period a year earlier. We expect the share of our pre-paid subscribers to increase further in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services.

With the further popularization of GPRS-based services and the introduction of UMTS services we expect to be able to extend our presence in the market of ”machine to machine” or telematic services. These services are tailored for business subscribers to enable their fixed assets or products to be connected to our network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariffs

We last made significant changes to our basic postpaid tariff offer in October 2002 and in May 2003. In late July 2004 we introduced a new prepaid tariff in the Tak Tak offering to further boost prepaid sales. The new offer, called the “Happy” tariff features 1-second billing and cheapest call prices in the market equal to PLN 0.77 flat fee per minute gross, PLN 0.63 net. From August 1, 2004 we introduced new gross prices for Heyah services with PLN 0.60 (on net) and PLN 0.80 (off net) per minute and PLN 0.15 (on net) and PLN 0.20 (off net) per SMS.

Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is highly dependent on competitive factors. We offer fifteen post-paid tariff structures and five pre-paid tariff plans under the Era brand, plus one tariff plan under the Heyah brand, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments.

Monthly access charges, paid by postpaid subscribers, most often include a bundle of domestic airtime to be used for no additional fee. The size of this bundle tends to increase as committed monthly fee increases. Prepaid subscribers pay airtime tariffs for all their monthly usage and postpaid subscribers pay airtime rates for usage once they have fully consumed their bundle of minutes included in their respective monthly access fee.  Airtime rates for domestic calls are either flat rate or differentiated depending on the time of day a call is made or if the call is made within the PTC’s network or to other operators, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our prices for service activation, handsets or both have been reduced for the time of promotion period or we increase the number of minutes or SMSs included within the monthly access fee. Our price level will depend on the level of competition in the Polish mobile telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnection agreements with TPSA, Polkomtel, Centertel, Netia and other Polish fixed-line operators as well as several foreign operators who terminate international traffic directly to our network.

We  have in the past stated our belief that the prepaid segment of the market offers the greatest growth potential and will therefore be an area of particular focus for us. In the postpaid segment, our intention is to gradually decrease the cost of handset subsidization whilst offering customers much more affordable prices of services. On March 13, 2004 we introduced  new Heyah prepaid brand and product offering which is consistent with both goals stated above. It is a focused prepaid offer aimed at increasing our presence in the young, urban clients group. It also set a benchmark in terms of cheap service prices as well as simplicity and transparency of the pricing structure.

Heyah activations are sold without handsets which results in very low subscriber acquisition costs whilst distribution and customer service are provided using a lower cost model than for Era Tak Tak prepaid service. Costs are further reduced by excluding Heyah from the more advanced non-voice service offerings.

Minutes of Use

The average number of Minutes of Use (”MoUs”) per month in the third quarter of 2004 was 74 compared to 81 in the corresponding period of 2003. The average number of MoUs per month was 144 minutes for post-paid subscribers and 32 minutes for pre-paid subscribers compared to 137 and 29, respectively in the third quarter of 2003.

The average number of MoUs per month in the nine months ended September 30, 2004 was 74 versus 80 in the corresponding period of 2003. The average number of MoUs per month was 138 for postpaid subscribers and 30 for prepaid subscribers compared to 132 and 30, respectively in the nine months ended September 30, 2003.

We seek to stimulate usage and ensure minimum levels of ARPU by bundling a number of free minutes into the monthly fee. This pricing philosophy, together with the continuously improving mix of business and higher value private relative to low value private subscribers, is driving higher usage for postpaid. We also believe that the improving level of economic growth in Poland may be underpinning some of the observed increase in traffic, particularly for the business segment.

The improvement in the pre-paid usage per customer during the third quarter of 2004 has been observed despite significant increase in prepaid customers. The increase in average prepaid usage reflects positive customer response to the significantly lower call prices avalaible on the Era TakTak “love” and “Happy” tariff or with the Heyah offer. Average usage statistics are also helped by occasional accelerated deactivations of dormant Tak Tak customers (zero or low revenue customers in their grace period).

Short Message Services

The average number of SMS was 29 SMSs per subscriber per month in the third quarter of 2004 compared to 23 in the corresponding period of 2003. The average monthly number of SMSs was 33 SMSs per post-paid subscriber and 26 SMSs per pre-paid subscriber compared to 25 and 20 respectively in the third quarter of 2003.

The average number of SMS was 29 SMSs per subscriber per month in the nine months ended September 30, 2004 compared to 22 in the corresponding period of 2003. The average monthly number of SMSs was 33 SMSs per post-paid subscriber and 25 SMSs per pre-paid subscriber compared to 24 and 20 respectively in the nine months ended September 30, 2003.

The increase in the number of SMS sent in 2004 was primarily due to increased awareness about SMS services among our subscribers, the effects of our marketing and promotional campaigns and significant SMS tariff reductions mid-way through 2002 and in 2003.

Average Revenue Per User

For the quarter ended September 30, 2004 our overall ARPU was PLN 66.6, a decrease from PLN 79.2 in the third quarter of 2003. ARPU for post-paid customers and for pre-paid customers was PLN 133.1 and PLN 27.5, respectively, as compared to PLN 133.6 and PLN 29.3 respectively in the third quarter of 2003.

The postpaid ARPU stabilization is the effect of increasing usage of our services, due partly to falling prices and partly to improving economic conditions in Poland and our consistent effort to improve the mix of our subscribers towards business and higher-end residential customers. The improving customer  mix plus increased use of promotional discounts and extra minutes in retention offers is gradually reducing average voice call prices. The effect of lower voice prices is also partially offset by increasing non-voice ARPUs and an increasing share of higher ARPU business customers in the mix.

For the nine months ended September 30, 2004 our overall ARPU was PLN 68.6, a decrease from PLN 79.2 in the corresponding period of 2003. ARPU for post-paid customers and for pre-paid customers was PLN 129.0 and PLN 27.1, respectively, as compared to PLN 130.6 and PLN 29.2 respectively in the nine months ended September 30, 2003.

Prepaid ARPU shows a decline compared to a year ago, that is attributable to falling prices and a large number of prepaid customer activations, which has an impact on an increasing number of dormant customers and therefore reducing the average ARPU statistics.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

•

costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers) for purposes of customer acquisition or retention

•

commission payments to the dealers and sales force associated with subscriber acquisition and retention;

•

amortization and depreciation charges associated with licence fees and fixed assets;

•

other external services and network maintenance fees;

•

payments for the provision by third parties, principally TPSA, of leased lines between other operators’ networks and our network, and also between elements of our network; and

•

payments to other operators for delivering calls that terminate outside our network.

We observe that, as our network and subscriber base grows and the business matures, the relative proportions of these expenses will shift away from the cost of merchandise sales for acquisition purposes and fixed asset amortization and depreciation charges towards interconnection and roaming fees, which vary with call volumes, content fees for data services and cost of merchandise sales for retention purposes.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that substantially all future margins will come from airtime revenues, including revenues related to non-voice services, and monthly service fees rather than activation fees and the sale of handsets and accessories. In addition, we believe that discounts on the sale of handsets sold for activation purposes will continue to have a decreasing impact on our results of operations, whilst discounts on the sale of handsets for retention purposes may have an increasingly negative impact on our results of operations.

Operating Expenses

Our operating expenses consist of:

•

selling and distribution costs (other than fixed commissions to the dealers and sales force, who acquire subscribers, that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

•

administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the three months ended September 30, 2004 and 2003

Net Sales

Total net sales increased by approximately 13.1% to PLN 1,684.6 million in the three months ended September 30, 2004 from PLN 1,489.2 million in the three months ended September 30, 2003.  Total net sales consist of service revenues and fees and sales of telephones and accessories.

Service Revenues and Fees

Service revenues and fees increased by 15.1% to PLN 1,648.6 million in the three months ended September 30, 2004 from PLN 1,432.4 million in the three months ended September 30, 2003. Service revenues and fees represented 97.9% of total net sales in the third quarter of 2004 compared to 96.2% in the corresponding period of 2003.

The increase in service revenues and fees in the three months ended September 30, 2004 compared to the three months ended September 30, 2003 was a result of a 38.6% increase in the subscriber base and solid postpaid ARPU performance, offset by increase in share of lower ARPU prepaid customers in the subscriber base and falling prepaid ARPU.

Sales of Telephones and Accessorie

Compared to the third quarter of 2003, revenues from the sale of telephones and accessories decreased by 36.7% to PLN 36.0 million when compared to PLN 56.8 million in the corresponding period of 2003. Revenues on sales of telephones and accessories represented 2.1% of total net sales in the three months ended September 30, 2004 and 3.8% in the three months ended September 30, 2003. The decrease is mainly a result of selling fewer handsets as most prepaid customers choose only starter packs and increasing numbers of postpaid customers take non-handset offers.

Cost of Sales

Total cost of sales increased by 7.5% to PLN 921.9 million in the three months ended September 30, 2004 from PLN 857.9 million in the three months ended September 30, 2003. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold

Costs of services sold increased by approximately 21.0% to PLN 714.5 million in the three months ended September 30, 2004 from PLN 590.7 million in the three months ended September 30, 2003.

The principal reason for the increase in cost of services sold in the analyzed period constituted the following items:

•

an increase of 33.8% in interconnection charges to PLN 271.0 million from PLN 202.4 million a year ago as a result of an increase in traffic generated by our customers and a shift in call mix away from mobile-to-fixed towards mobile-to-mobile connections, which carry a much higher termination charge per minute compared to calls to fixed networks.

•

an increase in other external services expenses by PLN 19.8 million, from PLN 76.2 million to PLN 96.0 million in the third quarter of 2004;

•

an increase in depreciation and amortization charges by PLN 22.3 million from PLN 202.3 million to PLN 224.6 million in the third quarter of 2004;

•

an increase by PLN 6.5 million in roaming charges to PLN 64.5 million from 58.0 in the corresponding period of 2003.

Cost of Sales of Telephones and Accessories

Cost of sales of telephones and accessories decreased  by 22.4% to PLN 207.4 million in the third quarter of 2004 compared to PLN 267.2 million in the corresponding period of 2003.

The decrease in cost of sales of telephones and accessories was primarily caused by decreasing average unit prices at which we purchase telephones. A large number of gross customer additions were prepaid customers buying only SIM cards without a handset.

Gross Margin

Gross margin for the third quarter of 2004 was PLN 762.7 million, up 20.8% compared with gross margin of PLN 631.3 million in the same period of 2003. As a percentage of total net sales, gross margin increased to 45.3% in the third quarter of 2004 from 42.4% for the third quarter of 2003. The increased gross margin reflects higher service revenues and falling acquisition expenditure, partially offset by higher interconnection expenditures.

Operating Expenses

Operating expenses for the three months ended September 30, 2004 increased by 9.2 % to PLN 215.9 million versus 197.7 million in the third quarter of 2003. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs

As a percentage of total net sales, selling and distribution costs stabilized at 9.3% in the three month periods ended September 30, 2004 and September 30, 2003. In absolute terms, selling and distribution costs increased by 12.1% to PLN 155.9 million in the three months ended September 30, 2004 from PLN 139.1 million in the three months ended September 30, 2003. The increase was mainly a result of higher expenses on advertising campaigns and increased bad debt provisions recorded in the third quarter of 2004 in comparison with the corresponding period of last year, partly offset by a fall in depreciation and amortization expenses.

Administration and Other Operating Costs

As a percentage of total net sales, administration and other operating costs were approximately 3.6% and 3.9% in the three months ended September 30, 2004 and 2003, respectively.  In the third quarter of 2004 administration and other operating expenses increased slightly by 2.4% to PLN 60.0 million from PLN 58.6 million in the third quarter of 2003.

Operating Profit

Operating profit for the three months ended September 30, 2004, was PLN 546.7, which represents an increase of 26.1% over the result of PLN 433.6 million in the same period of 2003. The growth in operating profit is a result of increased gross margin compared to the result for the third quarter of 2003, partly offset by the growth in operating expenses.

As a percentage of total net sales, operating profit amounted to 32.5% in the third quarter of 2004 compared to 29.1%  in the corresponding period of the previous year.

Financial Expenses

Foreign exchange losses, interest expense, valuation of derivatives and other financial losses resulted in a net financial expense of PLN 104.9 million in the three months ended September 30, 2004 compared to the net financial expense of PLN 189.2  million in the corresponding period of 2003.

For the three months ended September 30, 2004, net interest expense was PLN 73.9 million, compared to PLN 67.2 million a year ago. The increase in interest payments reflects the effect of a PLN 34.8 million provision for premium and costs related to our cash-tender offer to purchase the outstanding 10⅞% Notes, that was completed in October.  The net interest costs without accounting for the provision would amount to PLN 39.1 million, reflecting a decline in debt level and higher interest income form short term deposits.

Cash interest paid, net for the three months ended September 30, 2004, was PLN 35.6 million comparing to PLN 95.0 million in the corresponding period of 2003.

The appreciation of the local currency against the Euro (by 3.5%) and against the U.S. Dollar (by 5.1%) during the third quarter resulted in a net foreign exchange income of PLN 67.1 million, compared to a net foreign exchange loss of PLN 38.5 million for the third quarter of 2003, on a depreciation of 4.2% and 2.1% against the Euro and the US dollar, respectively. Net foreign exchange gain includes a net gain of PLN 11.9 million that relates to realized transactions.

During the third quarter of 2004 we recorded a net loss on derivatives and other financial expenses totalling PLN 98.1 million compared to a net loss of PLN 83.5 million in the third quarter of 2003. The net loss on derivatives was PLN 84.6 million comprising a net loss of PLN 58.8 million on realisation and fair valuation of forward contracts and accrued part of cross-currency swap payments, a loss of PLN 22.1 million on the fair valuation of call options embedded in our Notes, a net gain of PLN 6.4 million related to rental derivatives and index swaps and a net loss of PLN 10.1 million related to currency options. The other financial expenses in the third quarter of 2004 totalled to PLN 13.5 million, which represents mainly a loss on investment made in the analysed period in Euro denominated securities. Financial expense is presented net of capitalisation of interest expenses, foreign exchange differences and related hedges and swaps totalling to PLN 17.1 million into tangible and intangible fixed assets, in comparison to PLN 71.6  million capitalized in the third quarter of 2003.

Profit before taxation, taxation charge and profit after taxation

Strong operating profit in the third quarter of 2004 and reduced financial expenses resulted in a significant increase in profit before taxes to PLN 441.8 million versus PLN 244.4  million a year earlier.

The tax charge recognized in the third quarter of 2004 amounted to PLN 86.4 million as compared to PLN 110.6 million a year ago.  It represents the effective tax rate of 19.6 %  in third quarter of  2004 (compared to a statutory tax rate of 19%), and 45.2% a year ago (compared to a statutory tax rate of 27% in 2003). The main differences result from alteration in the statutory tax rate and non - tax - deductible impact of Note options valuation together with part of doubtful debt provision.

 As a result, net income for the third quarter of 2004 was PLN 355.4 million, compared to a net income of PLN 133.8 million in the corresponding period of the previous year.

Results of Operations for the nine months ended September 30, 2004 and 2003

Net Sales

Total net sales increased by approximately 14.3% to PLN 4,763.1 million in the nine months ended September 30, 2004 from PLN 4,166.8  million in the corresponding period of 2003.  Total net sales consist of service revenues and fees and sales of telephones and accessories.

Service Revenues and Fees

Service revenues and fees increased by 15.1% to PLN 4,628.1 million in the nine months ended September 30, 2004 from PLN 4,022.5 million in the nine months ended September 30, 2003. Service revenues and fees represented 97.2% of total net sales in the nine months of 2004 compared to 96.6 % in the corresponding period of 2003.

The increase in service revenues and fees in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 was due primarily to a strong increase in the number of subscribers.

Sales of Telephones and Accessories

Revenues on sales of telephones and accessories decreased by 6.4% to PLN 135.0 million compared to PLN 144.3 million in the nine months of 2003. Revenues on sales of telephones and accessories represented 2.8% of total net sales in the nine months ended September 30, 2004, compared to 3.5%  in the nine months ended September 30, 2003. The decrease in sales of telephones and accessories observed in the nine months ended September 30, 2004 was mainly a result of selling fewer handsets as most new prepaid customers choose starter packs (SIM card without a handset) and an increasing number of postpaid customers also take non-handset offers in both the acquisition and retention areas (contract extension for existing customers).

Cost of Sales

Total cost of sales increased by 2.6% to PLN 2,743.6 million in the nine months ended September 30, 2004 from PLN 2,674.8 million in the nine months ended September 30, 2003. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold

Costs of services sold increased by approximately 16.7% to PLN 2,037.4 million in the nine months ended September 30, 2004 from PLN 1,745.3 million in the nine months ended September 30, 2003.

The increase in cost of services sold in the nine months of 2004 compared to nine months of 2003 was due primarily to:

•

a 35.7% increase in interconnection charges to PLN 755.4 million from PLN 556.4 million, as a higher proportion of traffic moves to mobile networks and away from the fixed line networks;

•

an increase in roaming charges from PLN 135.2 million to PLN 161.7 million;

•

an increase in depreciation and amortization charges from PLN 617.7 million to PLN 660.9 million.

Cost of Sales of Telephones and Accessories

Cost of sales of telephones and accessories decreased  by PLN 223.3 million, or 24.0%, to PLN 706.2 million in the nine months ended September 30, 2004 from PLN 929.5  million in the corresponding period 2003.

The decrease in cost of sale of telephones and accessories was primarily caused by a decrease in postpaid gross additions and less use of handsets in retention offers. Additionally, a large number of gross customer additions were prepaid customers buying only SIM cards without a handset. All Heyah customers are activated without the sale of a handset by us. The average Euro purchase price of handsets purchased during the first nine months of a current year has also fallen due to greater competition amongst vendors offering well featured handsets. However, this effect has been partly offset by the zloty being on average weaker against the Euro than in the corresponding period of 2003.

Gross Margin

Gross margin for the nine months ended September 30, 2004 was PLN 2,019.4 million, compared with gross margin of PLN 1,492.0 million in the corresponding period of 2003. The increase in gross margin was due to increased revenues resulting from the growth in subscriber base and little growth in cost of sales, mainly resulting from lower subscriber acquisition costs, partially offset by increased interconnection expenses. As a percentage of total net sales, gross margin increased to 42.4% in the nine months of 2004 from 35.8 %  in the corresponding period of 2003.

Operating Expenses

Operating expenses for the nine months ended September 30, 2004 decreased to PLN 634.7 million from PLN 639.4 million in the nine months of 2003. Compared to the nine months of 2003, operating expenses decreased by 0.7%. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs

As a percentage of total net sales, selling and distribution costs were 9.7% and 11.1% in the nine months ended September 30, 2004 and 2003 respectively. In absolute terms, selling and distribution costs increased slightly by 0.3% to PLN 462.7 million in the nine months ended September 30, 2004 from PLN 461.4 million in the nine months ended September 30, 2003. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers. The number of new subscribers acquired in the nine months of 2004 was significantly higher than in the corresponding period of 2003, yet the average subscriber acquisition cost has decreased. The increase was mainly a result of higher expenses on advertising campaigns and increased bad debt provisions recorded in the third quarter of 2004 in comparison with the corresponding period of last year, partly offset by a fall in depreciation and amortization expenses. The bad debt expenses during the quarter were at a satisfactory level of PLN 14.9 million or 0.9 percent of revenues.

Administration and Other Operating Costs

As a percentage of total net sales, administration and other operating costs were approximately 3.6% and 4.3% in the nine months ended September 30, 2004 and 2003, respectively.  Administration and other operating costs decreased to PLN 172.0 million for the nine months of 2004 from PLN 178.0 million the corresponding period of 2003, as a result of cost control activities.

Operating Profit

Due to the above factors operating profit for the nine months ended September 30, 2004, was PLN 1,384.7 million, an increase of 62.4% when compared to PLN 852.6  million in the corresponding period of 2003.

As a percentage of total net sales, operating profit amounted to 29.1% in the nine months of 2004 compared to 20.5% in the corresponding period of the previous year.

Financial Expenses

Foreign exchange losses, interest expense, gains on derivatives and other financial losses together resulted in a net financial expense of PLN 326.7 million in the nine months ended September 30, 2004 compared to the net financial expense of PLN 407.7 million in the corresponding period of 2003.

For the nine months ended September 30, 2004, net interest expense was PLN 192.3 million, compared to PLN 245.7 million a year ago mainly due to the decrease in debt levels, including fewer high yield bonds being outstanding than at the end of the third quarter of 2003.

Cash interest paid, net for the nine months ended September 30, 2004, was PLN 218.6 million (versus PLN 352.1 in the corresponding period of the previous year).

The appreciation of the local currency against the Euro and against the U.S. Dollar by 7.1% and 4.9% respectively during the first nine months of 2004 resulted in a net foreign exchange gain of PLN 104.0 million, compared to a net foreign exchange loss of PLN 215.9 million for the nine months of 2003. Net foreign exchange gain includes a net loss of PLN 2.2 million that relates to realized transactions and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currencies.

During the nine months ended September 30, 2004, we recorded a net loss on derivatives and other financial expenses totaling PLN 238.4 million compared to PLN 53.9 million of a net  gain on derivatives and other expenses in the nine months of 2003. The loss on derivatives was PLN 224.3 million and comprised of a net loss of PLN 113.7 million on realization and fair valuation of forward and future rate agreements (FRA) contracts and accrued part of cross-currency swap payments, a loss of PLN 74.6 million on the fair valuation of call options embedded in our Notes, and a net loss of PLN 45.7 million related to currency options and a net gain of PLN 5.7 million and PLN 4.0 million on rental derivatives and index swaps, respectively. Other financial loss net totaled PLN 14.1 million. The performance on derivatives and other financial income relative to 2003 reflects losses in the fair value of forward contracts and accrued part of cross currency swap contracts in comparison to gain of PLN 96.2 million in the prior year. Furthermore, due to anticipated refinancing activities to be undertaken in 2004, the Company has increased its hedging of balance sheet foreign exchange exposures creating unrealized losses when the Zloty strengthens as it did in the first three quarters of 2004.

Net financial expense for the nine months of 2004 is after capitalization of interest expenses, foreign exchange differences and related hedges and swaps, totaling to PLN 85.0 million, into tangible and intangible fixed assets, in comparison to PLN 213.6 million in the nine months of 2003.

We are managing our foreign exchange and interest rate risks through our hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Derivatives pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expenses in our statements of operation. Changes in the foreign exchange currency spot and forward rates together with interest rates may impact our estimates of fair value in the future, potentially affecting our net income.

Profit before tax and taxation charge

The profit before taxation amounted to PLN 1,058.0 million for the nine months ended September 30, 2004, compared to a profit before taxation of PLN 445.0 million for the nine months ended September 30, 2003.  For the nine months ended September 30, 2004, we had a tax charge of PLN 225.6 million compared to a tax charge of PLN 147.5 million for the nine months ended September 30, 2003.

The tax charge for the nine months ended September 30, 2004 comprises a current tax charge of PLN 196.1 million, incurred after full utilization of prior tax losses deductible in 2004, and a deferred tax charge of PLN 29.5 million. The tax charge represents effective tax rate of 21.3% for the nine months of 2004 (compared to statutory tax rate of 19%) and 33.1% for the nine months of 2003 (compared to statutory rate 27% in 2003). The main differences result from alteration in statutory tax rate and non tax - deductible impact of valuation of Note options together with part of doubtful debt provision.

Net profit

Net income for the nine months of 2004 increased to PLN 832.4 million from PLN 297.4 million for the nine months of 2003. Net income growth was a result of the described above operating profit growth coupled with the decrease in financial costs.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the three months ended September 30, 2004. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, particularly labor costs, are inflation sensitive. However, in 2003 the average inflation rate was 0.8% and it increased in 2004 to 4.4% (year to year basis).

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

•

capital expenditures for existing and new network operations, including significant UMTS network build-out costs;

•

expenditures for acquisition of new customers in the fast growing market and for retention of existing customers;

•

payments of UMTS License installments;

•

debt service requirements relating to existing debt; and

•

UMTS start-up expenses.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network.

Sources of Financing

Primary sources of financing available to us in the future consist of the following:

•

cash flow from operating activities;

•

financing from banks;

•

operating leases.

As of June 30, 2004, PTC had fully repaid its senior secured Bank Credit Facilities (the “Old Bank Credit Facilities”), leaving Euro 700 million available. In the third quarter of 2004 PTC did not draw any new funds of the senior secured Old Bank Credit Facilities. As of 30 September 2004 the amounts available under the above mentioned agreements were reduced to Euro 672.5 million due to the first scheduled reduction of the total amount of the senior secured Old Bank Credit Facilities.

On October 7, 2004, PTC Sp. z o.o. signed a new credit agreement (the “New Bank Credit Facility”) with a consortium of Polish and foreign banks in order to replace the Old Bank Credit Facilities, which were fully cancelled on October 12, 2004. The New Bank Credit Facility, totalling Euro 550 million, may be used for general corporate purposes including the refinancing of any of the Company’s outstanding obligations under any credit agreements and Notes, is unsecured and ranks at least pari passu with all PTC’s other unsecured and unsubordinated obligations.

The New Bank Credit Facility consists of two multicurrency revolving credit facilities. Facility A maturing in five years, amounts to Euro 300 million to be drawn in two tranches, Tranche A totalling to Euro 100 million denominated in Euro or any optional currency and Tranche B denominated in Zloty and to be in an aggregate amount not less than the equivalent of Euro 200 million;

Facility B is a revolving credit facility of Euro 250 million, which - subject to an Extension Option - will mature one year after the date of signing of the unsecured, unsubordinated Credit Facility Agreement. Facility B is available in Tranche A totalling to Euro 83.3 million denominated in Euro or any optional currency and Tranche B denominated in Zloty and to be in an aggregate amount not less than the equivalent of Euro 166.7 million.

The Extension Option included in Facility B of the New Bank Credit Facility stipulates that the first optional extension of Facility B for another one-year period is subject only to PTC’s request

Refinancing of the Old Bank Credit Facilities allowed PTC to benefit from favourable market conditions and to gain more flexibility under the New Bank Credit Facility as well as to  take advantage of the Company’s overall stronger financial standing.

Under the New Bank Credit Facility the Company is obliged to satisfy the following financial covenants as at the end of each semiannual periods starting from December 31, 2004:

•

Consolidated Net Debt to earnings before interest, tax, depreciation and amortization costs (“EBITDA”) at the level below 3.0:1.0

•

EBITDA to Consolidated Net Finance Charges not less than 3.0:1.0

Interest rate margins depend on the Consolidated Net Debt to EBITDA position of the Company. Most negative covenants included in the Old Credit Facilities do not apply to the New Bank Credit Facility. One remaining negative covenant relating to Change of Control of the Company has been retained, although in a modified form. The New Bank Credit Facility requires at least 25% of PTC shares to be held by a telecommunications company with an investment grade credit rating. Other covenants that are included in the New Bank Credit Facility and are standard for this type of agreement, relate to negative pledge, disposals of assets and maintenance of telecommunications business.

During the fourth quarter of 2004 we have begun to draw on the New Bank Credit Facility in order to finance the repurchase or redemptions of the Existing Notes.

 As at the balance sheet date of 30 September 2004, we had €135,615,000 of the 10.875% Notes, €248,242,000 and USD 140,000,000 of the 11.25% Notes outstanding and listed on the Luxembourg Stock Exchange. On 29 October 2004 €99,178,000 aggregate principal amount, or 73.14%, of the 10 7/8% Senior Subordinated Guaranteed Notes due 2008 (the "Notes") were redeemed as the result of a tender offer and also on 29 October 2004, PTC announced its decision to early redeem all the outstanding 11.25% notes on 1 December 2004.

We expect to continue to rely upon these sources of liquidity and capital resources in the near future and to continue with the refinancing of the Notes, as described above.

We believe that our short-term (up to 12 months) liquidity position is relatively assured due to the expected continuation of strong operating cash flows and the fact that no obligatory amortization of the New Bank Credit Facility is scheduled for 2005. We expect that borrowings under the New Bank Credit Facility will provide us with the financing we require to refinance our various Existing Notes and to fund our operations. We cannot assure you, however, that we will not need additional financing due to unexpected changes in our business plan or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

•

growth in market penetration, our market share and the effectiveness of our competitors in such markets;

•

cost of new network equipment and maintenance of our networks;

•

regulatory changes;

•

currency exchange rate fluctuations and changes in interest rates;

•

our ability to meet build-out schedules;

•

changes in technology;

•

the availability of UMTS infrastructure and handsets; and

•

corporate income tax rates

As our capital expenditures and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing.

In line with Management recommendation, the Shareholders’ Meeting approved retention of 2003 profit in Company’s equity and decided not to declare dividends for the year. A recommendation to the shareholders as to the disposition of PLN 36.0 million of profits arising in relation to 2002 and earlier years due to a change in accounting policy implemented during 2003 has yet to be finalized by the Company’s Supervisory Board.

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 1,772.8 million in nine months ended September 30, 2004 compared to PLN 1,187.7 million in the corresponding period of 2003. Non-cash provisions and net non-operating items for the same periods were PLN 1,077.4 million and PLN 1,145.5 million, respectively. These principally reflect depreciation, amortization, charge to provisions and write-offs for doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense resulting from business growth and expanded financial activities. In addition, the net cash from working capital items was PLN 29.9 million in the nine months ended September 30, 2004, compared to net cash used for working capital items of PLN 14.2 million in the corresponding period of 2003. The main reason for the increase in cash from working capital items in the analyzed period was the increase in trade payables and accruals by PLN 152.9 million partly offset by the increase in inventory by PLN 23.1 million and increase in debtors, prepayments and deferred costs amounting to PLN 99.9 million.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 437.5 million in the nine months ended September 30, 2004 compared to PLN 314.5 million in the corresponding period of 2003. Payments to suppliers of tangible and intangible fixed assets, which consist primarily of network capital equipment and software used in the ongoing build-out of our GSM network, and payments of licence fees were PLN 463.9 million in the nine months ended September 30, 2004 and PLN 323.3 million in the corresponding period of 2003. These amounts differ from the amount of gross additions to tangible and intangible fixed assets because of the impact of credit payment terms on purchases of equipment, and due to operating expenses, interest and foreign exchange gains and losses capitalized.

Cash Flow used in Financing Activities

Net cash used in financing activities was PLN 777.6 million in the nine months ended September 30, 2004 and PLN 913.0 million in the corresponding period of 2003. The amounts for the nine months ended September 30, 2004 and 2003 include partial redemption and repurchase of Notes together with repayment of the revolving Old Bank Credit Facilities.

Gross Additions to Tangible Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Increases in the gross book value of tangible assets, for the nine months ended September 30, 2004 and 2003 totaled approximately PLN 308.6 million and PLN 166.1 million, respectively. The growth in subscriber numbers necessitates capital expenditures on the network and IT infrastructure and we expect those needs to be visible in our capital investment results later in 2004, together with the cost of the initial UMTS network roll-out in Warsaw.

Gross Additions to Intangible Assets

Increases in the gross book value of intangible assets, for the nine months ended September 30, 2004 and 2003 totaled approximately PLN 109.8 million and PLN 86.2 million, respectively.

We have not acquired any new telecommunication licences during the nine months  of 2004 or 2003. Increases in the gross book value of intangible assets during these periods reflect capitalization of borrowing costs and foreign exchange differences into the UMTS Licence during the development phase of PLN 83.7 million and PLN 209.0 million for the first nine months of 2004 and 2003, respectively.

Capital expenditures future commitments

As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over at least the next few years and beyond, as we continue to expand network capacity and quality in order to improve our GSM services and launch UMTS services.

As our number of customers quickly grows and we observe the effect of the increased traffic generated by the new and existing customers, we anticipate that capital investment in the next quarters will continue to significantly exceed the year 2003 levels. Additional expenditures will be driven by adding capacity to our 2.5G network and by the initial roll-out phase of a fully operational UMTS network in the Warsaw area.

We expect our non-license capital expenditures to total approximately PLN 3 billion to PLN 4 billion between 2004 and 2007, of which up to 50% is expected to relate directly to our UMTS network build-out costs.

We are required to pay the equivalent of Euro 390 million for the UMTS License over the period from 2005 to 2022.

Contractual obligations and commitments

The following table aggregates our contractual obligations and commitments with definitive payment terms, which will require significant cash outlays in the future. The commitment amounts are as of September 30, 2004 (in PLN thousand).

	Year ending December 31,
PLN thousand	2004	2005	2006	2007	2008	Thereafter	Total

UMTS License[1] (€)	-	65,748	65,748	65,748	65,748	1,446,456	1,709,448
10⅞ Notes1 (€)	-	64,644	64,644	64,644	642,911	-	836,843
11¼ Notes1 (€)	61,205	122,411	122,411	122,411	122,411	1,210,505	1,761,354
11¼ Notes1 (U.S. $)	28,011	56,021	56,021	56,021	56,021	553,987	806,082
Headquarters Lease[2] (U.S.$)	7,144	29,434	30,317	31,226	32,163	196,728	327,012

Total	96,360	338,258	339,141	340,050	919,254	3,407,676	5,440,739

(1)

 Nominal fees (2)

Include index swaps embedded in the lease contract

Item 3. Quantitative And Qualitative Disclosures About Market Risks

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for the Zloty. For the convenience of the reader, this Form 6-K (if not otherwise stated) contains translations of:

•

certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 3.5569, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on September 30, 2004; and

•

certain Euro amounts into Zlotys at the rate of €1.00 = PLN4.3832, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on September 30, 2004.

Qualitative Information About Market Risk

General Risk Management Procedures

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Supervisory Board’s Finance Committee. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Supervisory Board’s Finance Committee based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with our treasury function. On the other hand, the Management Board and the Supervisory Board’s Finance Committee must approve all actions taken to hedge translation risk.

Primary Market Risk Exposures

We are subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk

Foreign currency risk management is aimed both at minimizing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at minimizing the adverse effect of movements in exchange rates on our earnings and value in Zloty terms. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

Transaction Exposure

Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (”Committed Exposures”) and those where there is some uncertainty about the amount and/or timing of the cash flow (”Uncommitted Exposures”). Hedging activities are undertaken on the basis of a rolling 12 month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Supervisory Board’s Finance Committee on at least annual basis, providing hedging can be obtained. We may seek to cover individually identified Uncommitted Exposures providing they are in compliance with the Hedging Policy and constitute an integral part of annually accepted hedging strategy.

Translation Exposure

Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Supervisory Board’s Finance Committee must approve any action taken to hedge translation exposure.

We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

Foreign exchange risk management transactions may be undertaken using the following instruments:

•

forward and Non Deliverable Forward (“NDF”) transactions;

•

currency swaps;

•

cross-currency interest rate swaps; or

•

FX options

Interest Rate Risk

The objective of PTC’s interest rate risk management is to reduce the impact of current and/or future movements in interest rates on the profitability of the company to an acceptable level.

The Management Board and the Supervisory Board’s Finance Committee sets the targeted percentage cover of the interest rate exposure.  Our Treasury Department is responsible for ensuring that the interest rate exposure falls within the permitted range and for executing interest rate hedging transactions if there is necessity to adjust the interest rate position to the agreed levels.

Interest rate hedging transactions may be undertaken using the following instruments:

•

Forward rate agreements (FRAs)

•

Interest rate swaps

•

Interest rate options (caps, floors, collars)

Credit Risk

Commercial Credit Risk

We operate in a single industry segment of providing cellular telephone communication services, which creates a risk of adverse impact on our financial results in case of deceleration of growth or decline in demand for those services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us.

Concentration of credit risk with respect to trade receivables is limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluation of our customers’ financial condition is performed and generally no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management’s estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

Financial Credit Risk

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury Department. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions.

The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury Department. The Treasury Department does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Changes in Future Reporting Periods

We expect to keep at similar levels the existing coverage of foreign currency operating exposure. We plan further extension of hedging coverage of foreign currency financing  exposure by entering into a number of forward and/or foreign currency option transactions and/or reducing the amount of outstanding long term foreign currency denominated liabilities by refinancing of U.S.$ and € denominated Notes predonominatly with use of Zloty tranche of Bank Credit Facility and operating cash flows.

Quantitative Information About Market Risk

Interest Rate Risk

Our significant liabilities consist of the Existing Notes, finance lease agreements and license fee payables.

The Old Bank Credit Facilities as at September 30, 2004 were not utilized.

The fair value of fixed rate long-term debt presented in the table is estimated using the expected future payments discounted at market rates except for publicly traded liabilities which are valued at market prices.

Foreign Currency Risk

As of September 30, 2004 100% of our total long-term debt was denominated in foreign currencies (Euro and U.S. Dollar). The total financial debt represents certain liabilities as presented in the Financial Statements including the 11¼% Notes and 10⅞% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the UMTS license which is linked to the Euro and payable in Zloty and  liabilities to our suppliers of handsets, network and infrastructure, which are generally denominated or linked to Euros. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

Foreign Currency Obligations

The table below summarizes, as at September 30, 2004 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the average exchange rates quoted by National Bank of Poland on September 30, 2004, which were PLN  3.5569 per U.S.$1.00 and PLN  4.3832 per €1.00

Principal and interest payments under foreign currency obligations as of September 30, 2004 (in thousands of PLN)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 09/30/04
Fixed interest rate (Euro)
UMTS License	-	65,748	65,748	65,748	65,748	1,446,456	1,709,448	1 001 685
10⅞ Notes	-	64,644	64,644	64,644	642,911	-	836,843	662 011
11¼ Notes	61,205	122,411	122,411	122,411	122,411	1,210,505	1,761,354	1 241 559
Fixed interest rate (U.S.$)
11¼ Notes	28,011	56,021	56,021	56,021	56,021	553,987	806,082	569 444
Headquarters Lease (1)	7,144	29,434	30,317	31,226	32,163	196,728	327,012	188,080

Total	96,360	338,258	339,141	340,050	919,254	3,407,676	5,440,739	3 662 779

(1)

Includes index swaps embedded in the lease contract.

The table below summarizes comparative data as at December 31, 2003. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN 3.7405 per U.S.$1.00 and PLN  4.7170 per €1.00.

Principal and interest payments under foreign currency obligations as of December 31, 2003 (in thousands of PLN)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 12/31/03
Fixed interest rate (Euro)
UMTS License	-	70,755	70,755	70,755	70,755	1,556,610	1,839,630	877,699
10⅞ Notes	80,339	80,339	80,339	80,339	778,923	-	1,100,279	846,103
11¼ Notes	142,346	142,346	142,346	142,346	142,346	1,470,643	2,182,373	1,397,363
Fixed interest rate (U.S.$)
11¼ Notes	63,121	63,121	63,121	63,121	63,121	624,196	939,801	622,443
Headquarters Lease (1)	30,376	31,287	32,225	33,192	34,188	186,955	348,223	170,265

Total	316,182	387,848	388,786	389,753	1,089,333	3,838,404	6,410,306	3,913,873

 (1)

Includes index swaps embedded in the lease contract.

Hedging Transactions

A formalized risk management policy was implemented at the beginning of 2000 and describes the procedures and controls over executing these transactions. This policy also recommends natural hedging strategies such as changing the supplier invoicing currency to Zloty and increasing Zloty commitments in the Bank Credit Facilities. Under our current risk management policy we do not speculate in foreign currencies, although, due to the administrative requirements imposed by IAS 39 to achieve hedge accounting, short-term hedging transactions are presented as derivative financial instruments which are held for trading purposes.

Short term foreign exchange  hedging transactions

In order to manage the volatility related to our more significant short-term operating risks (cash outflows), we enter from time to time into a number of hedging transactions, including forward foreign currency exchange contracts, non-deliverable forward exchange currency contracts and foreign currency option transactions.

As at September 30, 2004 we had 10 open foreign exchange option transactions concluded in 2003 and in the second quarter of 2004 for a notional amount of €115.0 million. In September 2004 we concluded 6 foreign exchange forward transactions for the total notional amount of €75.0 million and we bought 3 foreign exchange option based structures for the total notional amount of €30.0 million. The purpose of all these transactions is to hedge our short-term foreign currency cash flow exposures arising from planned handsets purchases in 2004 and 2005. As we have not applied Hedge Accounting to the transactions hedging us against short term operating foreign currency exposure, these contracts are valued in the balance sheet at their fair value calculated based on market models with changes in fair value recognized in income as they occur. The fair value of foreign currency option transactions hedging operating exposures as of September 30, 2004, amounted to PLN 0.5 million and they were presented under current assets in our Financial Statements. The fair value of forward transactions hedging operating exposures as of September 30, 2004 amounted to a liability of PLN 2.3 million and they were presented under current liabilities in our Financial Statements. The fair value of foreign exchange option structures amounted to a liability of PLN 1.8 million and they were presented under current liabilities in our Financial Statements.

In 2002 we entered into seven medium term transactions hedging risk related to the nominal value of the Existing EUR Notes for the total amount of €140 million. Due to restrictions in the Old Bank Credit Facility agreements these transactions were concluded on a subordinated basis. All these subordinated transactions were open as of September 30, 2004 and their fair value amounted to an asset of PLN 33.6 million. We have applied Hedge Accounting to all these subordinated transactions and they are presented as fair value hedges under short term assets in our Financial Statements.

During 2003 and 2004 we entered into a number of forward and Non Deliverable Forward transactions for the purpose of hedging our short-term foreign currency financing exposures, arising from planned refinancing of outstanding Notes and interest payments on outstanding Notes prior to the expected refinancing dates.

As at September 30, 2004 we had 27 forward and Non Deliverable Forward transactions open for the notional amount of  U.S.$ 158.4 million. At the balance sheet data, the net fair value of these forward and Non Deliverable Forward transactions amounted to a liability of PLN 52.7.million. We have applied Hedge Accounting treatment to 23 transactions concluded in 2003 out of which 22 are presented in our financial statements as fair value hedges with fair value changes accounted through profit and loss account while the remaining one is designated as a cash flow hedge with fair value presented as other reserve capital in equity.

We have not applied Hedge Accounting to the 4 transactions concluded in 2004 and these contracts are valued in the balance sheet at their fair value calculated based on market models, whilst changes in fair value are recognized in income statement as they occur.

As at September 30, 2004 we had 7 foreign currency option transactions open for a total notional amount of U.S. $ 35.0 million. The purpose of these transactions is to hedge our short-term foreign currency financing cash flow exposures arising from planned refinancing of outstanding Notes.

We have not applied Hedge Accounting to the foreign currency option transactions and these contracts are valued in the balance sheet at their fair value calculated based on the market models. The fair value of foreign currency option transactions hedging financing exposures as of September 30, 2004, was close to nil and they were presented under current assets in our Financial Statements.

Medium and long term foreign exchange hedging transactions

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of €375 million and U.S.$200 million. As at September 30, 2004 five of these cross-currency interest rate swaps were still open for the total notional amount of €375 million.

In November 2003, due to planned future refinancing of outstanding Notes, we recognized that maturity of some outstanding CCIRS cash flows may exceed planned date of Notes refinancing. As a result we reclassified outstanding CCIRS transactions. All Euro CCIRS cash flows due after potential refinancing date ( being the next available Notes call date) would hedge other exposure than coupon payments namely Euro borrowings used for refinancing of part of Euro denominated Notes.

Prior to 2003 the Company applied hedge accounting to some short and medium-term activities. As a result of restructuring of outstanding long term hedging transactions the Company stopped hedge accounting treatment of CCIRS. As of September 30, 2004, the net fair value of outstanding cross-currency interest swaps amounted to PLN 12.2 million and it was presented partially in short and long term assets and partially in short and long term liabilities.

Derivative instruments subject to foreign exchange risk (in thousands PLN)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 09/30/04
Foreign currency forward contracts hedging operating exposure
Buy Euro/sell PLN	-	-2,267	-	-	-	-	-2,267	-2,267
Foreign currency forward contracts hedging financing exposure
Buy U.S.$/sell PLN [1]	-52,733	-	-	-	-	-	-52,733	-52,733
Foreign currency subordinated forward contracts hedging financing exposure
Buy Euro/sell PLN [1]	17,418	16,168	-	-	-	-	33,586	33,586
Total	-35,.315	13,901	-	-	-	-	-21,414	-21,414
Foreign currency option contracts hedging operating exposure
EUROcall/PLNput [1]	1	505	-	-	-	-	506	506
Foreign currency option contracts hedging financing exposure
U.S.$call/PLNput [1]	26	-	-	-	-	-	26	26
Foreign currency option structures hedging operating exposure
EUROcall/PLNput		-1,798	-	-	-	-	-1,798	-1,798
Total	27	-1,293	-	-	-	-	-1,266	-1,266
Cross currency interest rate swaps hedging financing exposure
Receive fixed EUR, pay fixed PLN [2]	-3,608	-6,435	-7,020	-6,571	-	-	-23,634	12,154
Total	-3,608	-6,435	-7,020	-6,571	-	-	-23,634	12,154

 (1)

Represents estimated net cash inflows/outflows from settlement of the contracts using settlement rates applicable to the current settlement period.

(2)

Represents estimated net cash inflows/outflows from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses on open contracts.

Interest rate hedging transactions

In the second quarter of 2004 we entered into 13 Forward rate agreement (FRA) transactions for a total notional amount of PLN 1,150.0 million. The purpose of these FRA transactions is to hedge our short and medium-term interest rate exposures arising from forecasted drawdowns under Bank Credit Facilities.

In accordance with IAS 39 we applied Hedge Accounting to these FRA transactions. The net fair value of these transaction as at September 30, 2004 amounted to a liability of PLN 0.5 million.

Derivative instruments subject to interest rate risk (in thousands PLN)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 09/30/04
PLN FRA contracts
Pay fixed PLN /receive WIBOR	-	-500	-	-	-	-	-500	-500

Other hedging activities

To limit the level of foreign currency exposure, as well as to reduce interest expenses, we systematically reduce the amount of outstanding Notes. On September 28, 2004 we made a cash tender offer to buy back all of outstanding 10⅞% Euro Notes due 2008. On October 29, 2004 we announced redemption of all outstanding 11¼% Notes due 2009, denominated in U.S. dollars and Euros. Both the tender offer and the early redemptions will be financed predominantly with use of the Zloty tranches of the New Bank Credit Facility and from operating cash flows, which should lead to a significant decrease in our balance sheet foreign currency exposure.

Options Embedded in the Existing Notes

All Existing Notes issued by our subsidiaries have embedded derivatives- options of issuer and holders. The issuer options are separated from host contracts and accounted for as derivatives.

The valuations of these options are done by us with a binominal model. The model is based on the backward induction methodology using the replication rules, stating that a portfolio of base instruments at their value can replace an option.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call options is written back to income immediately. The reduced interest payments resulting from the redemption of the relevant notes will be recognized as they accrue.

As at September 30, 2004, we recognized the fair value of options of PLN 48.7 million and presented them as long-term financial assets in the balance sheet. This amount was after writing down Note options, with fair value of PLN 16.8 million, related to the 10⅞% Notes repurchased in the cash-tender offer, as described earlier in the Liquidity and Capital Resources section.

Under the terms of the indentures to the Existing Notes, should we suffer increased costs of servicing the Existing Notes as a result of changes in the taxation system, and we are unable to identify reasonable measures to avoid incurring such increased costs, we have the right to call the Existing Notes at par (“Tax Redemption Options”).

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty provides for a 5 percent withholding tax on interest payments whereas previously no tax was due. On April 29, 2004 the Republic of Poland was granted an eight year exemption period to the European Union ("EU") Directive  2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between  certain associated companies of different member states, which in effect enables Poland to collect  withholding tax under the aforementioned treaty. As a result, we will incur additional costs of 5% in servicing Existing Note interest from January 1, 2005.

After analysis of various alternatives by which the withholding tax might conceivably be avoided PTC believes that, under the terms of the indenture governing the 10 ⅞% Notes, PTC may redeem the 10 ⅞% Notes at a price equal to 100% of their principal amount as a result of the imposition of the new withholding tax, with the use of “Tax Redemption Options”.

As at the date of this report, the Company has obtained the Supervisory Board’s approval to redeem all the 10 ⅞% Notes outstanding after completion of the cash-tender offer on October 28, 2004, by utilization of the Tax Redemption Option. The Company’s Management was in discussion with the Trustee concerning submitting the notice of the Tax Redemption Option as at the date of this report.

Following the Company’s notice submitted to the Trustee on October 28, 2004 all 11¼% 2009 Notes will be redeemed by utilization of the related Note Options with a 105.625% premium on December 1, 2004.

As at September 30, 2004, the fair value of Note Options was PLN 48.7 million. This amount will be expensed by PTC in the fourth quarter of 2004 as a result of our decisions to utilise the options as described above.

PART II. OTHER INFORMATION

Item 1. Legal proceedings and Regulatory Matters

On April 23, 2002, PTC and Polkomtel jointly requested the Anti-monopoly Office to start proceedings against TPSA. We are of the opinion that market promotions offered jointly by TPSA and its subsidiary PTK Centertel were anti-competitive in that TPSA abused its dominant position in the fixed-line telephony market to strengthen the position of its subsidiary in the mobile-telephony market in Poland. On July 4, 2002, the Anti-monopoly Office commenced the proceedings in the subject case and since then the first hearings have taken place. The case will be further investigated during 2004.

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market position” in the Polish mobile telephony market (“SMP operator”) by OTRP. We have appealed against this decision to the Consumer Protection and Competition Court on the basis of apparent procedural failures on the part of OTRP. In June 2004 the Court repealed the original ruling of OTRP.

Due to having been adjudged to have more than a 25% share in the domestic interconnection market, in December 2003 we were deemed an operator with “significant market position” in the Polish interconnection market by OTRP. We have appealed against this decision to the Consumer Protection and Competition Court on the basis of apparent procedural failures on the part of OTRP. Both our existing direct competitors in the market have also been deemed SMP operators. Should we ultimately lose this proceeding, as an SMP operator we would expect to be more closely regulated by OTRP in the future, having to comply with more stringent related to for example, filing regulatory accounting and utilizing cost-based call termination pricing.

On May 24, 2004 we were informed that Carston, a former dealer has increased its claim against us to the total amount of PLN 61.4 million from PLN 0.5 million previously claimed. Management, supported by outside legal opinion assesses that the likelihood of an adverse court judgement on any of the individual claims made by Carston ranges between less than probable and remote. Management intends to continue to vigorously defend this action and no provisions have been made in regard to Carston’s claims as at  the balance sheet date.

In July 2003 the President of URTiP announced a tender for available frequencies in the 3.6-3.8 MHz range. Announced result of the tender named PTC as one of the winners, eligible to be allocated four duplex channels for a price of approximately PLN 0.6 million each. Due to a protest filed by one of the tender participants, URTiP contemplated canceling the tender. PTC argued in its two legal statements that the tender was conducted in compliance with all appropriate legal rules and no legal rule was violated. In October 2004 URTiP announced that it will not cancel the tender and PTC expects URTiP to promptly issue final decisions allocating the frequencies.

Technologies using the 3.6-3.8 MHz frequencies allow very fast wireless data transmission over distances significantly exceeding those achievable by technologies such as Wireless LAN.

In September 2004, GIODO (the Inspector General for Personal Data Protection, hereinafter called "GIODO") issued a decision refusing registration of the customers’ personal data file and limiting the range of customers' personal data that can be collected, stored and processed by PTC.  PTC appealed to GIODO against this decision.  If the appeal will not be accepted PTC further seek ways to appeal against that decision to the Administrative Court.  In case of our inability to do so our credit risk prevention measures may become less effective leading to a potential increase in cost of bad debt.

On September 3, 2004 the new Telecommunications bill entered into force.  The bill follows new EU Directives on electronic communication and imposes on PTC certain obligations that may require future financial and organizational contributions, in particular related to subscriber number portability, blocking stolen handsets, contribution to universal service fund in the amount of up to 1% of annual turnover of the Company. Other obligations, relating to SMP operators, include introduction of regulatory accounting and cost-based call termination pricing, as well as granting other operators access to network infrastructure.

Due to decisions related to redemptions of Notes, as described in section Liquidity and Capital Resources, the Company intends to de-register from the SEC upon completion of such redemptions.

Item 2. Material contracts

None.

Item 3. Business environment

Business Overview

Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, entry No. KS 0000029159. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet-related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within the 900 MHz band, together with a permit to install and use a GSM 900 network (the ”GSM 900 License”). This network was launched six months later in August 1996 and services were first offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the ”GSM 1800 License”). We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license (the ”UMTS License”), which is valid through January 1, 2023. The terms of the license have been amended twice. The second amendment resulted from the decision of the Chairman of OTRP dated September 9, 2003. The obligatory UMTS launch date has been moved to January 1, 2006. The date for achieving 20% population coverage of the UMTS network has been postponed until the end of 2007 and the 40% population coverage requirement, as originally set in the licence conditions, has been removed. At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

On March 13, 2004 we launched our new prepaid brand Heyah.

Recent Development of the Company

New offers

Since July 28, 2004, PTC offers a new Tak-Tak Happy pre-paid tariff. The new tariff in the Tak Tak offering has been  introduced to further boost prepaid sales, following the successful earlier launches of the Era Love tariff from Tak Tak and wholly new Heyah prepaid brand. The new offer features 1-second billing and cheapest call prices in the market equal to PLN 0.77 flat fee per minute gross, PLN 0.63 net.

Starting August 1, 2004 we charge new gross prices for Heyah services with decrease from PLN 0.68 to PLN 0.60 (for one minute of an on net call) and from PLN 0.98 to PLN 0.80 (per off-net minute). SMS prices were lowered from PLN 0.18 to PLN 0.15 (on net) and from PLN 0.28 to PLN 0.20 (off net) per SMS.

Standard & Poors upgrades PTC to investment grade

On July 13, 2004, Standard & Poor's Ratings Services raised its long-term corporate credit and bank loan ratings on us to 'BBB-' from 'BB+', primarily reflecting the company's improved financial profile and continued strong operating performance. At the same time, Standard & Poor's raised its subordinated debt ratings on our guaranteed subsidiary PTC International Finance II S.A. to 'BB+' from 'BB-'.

New mobile telephony licenses in Poland

OTRP announced its intention to initiate two tenders to allocate available spectrum in the GSM 1800 MHz band and to issue a new UMTS licence. The tenders, in which the existing mobile operators will reportedly be allowed to participate, are expected to be finalized in the first quarter of 2005. In the coming months OTRP will proceed with preparation of tender documents, in which detailed condition for the operation of a potential new mobile operator will be worked out.

Fixed-to-mobile interconnection rates

On October 13, 2004 PTC and TP SA signed an Annex to their interconnection agreement that will have effect on reducing unit prices charged by PTC for terminating traffic originating in the TP SA network. As a result of this Annex both companies will withdraw pending actions against the other at OTRP and UOKIK, relating to interconnection. As a consequence of the above Annex OTPR will cancel the administrative proceedings requested by TP SA for setting decreased termination rates.

UMTS Tests

In August 2004 PTC commenced testing of its UMTS network in the Warsaw area. A selected group of customers have gained access to up to 384 Kbit/s fast data transmission and a range of services avalaible with the UMTS handsets and data PC cards. The launch date of commercial UMTS servicesis yet to be determined.

PTC has become the first Polish mobile operator to implement the BlackBerry® solution, integrating mobile telephony with access to e-mail and various business applications. The new service will primarily target business customers of PTC enhancing their productivity and providing them with easy access to company e-mail resources. Business customers currently use the service on a trial basis.

Changes in Supervisory Board

On October 8, Dr Jacek Niewęgłowski replaced Mr Zygmunt Solorz-Żak as a member of PTC’s Supervisory Board, nominated by Elektrim Telekomunikacja. Mr. Nieweglowski holds an MBA degree from London Business School as well as PhD and MSc degrees from Tampere University of Technology in Finland. He is a member of the Management Board of Elektrim Telekomunikacja. Previously Mr Niewęgłowski worked for Nokia and PTC, where he was responsible for network development.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Martin Schneider

Martin Schneider, Director of Strategy, Marketing and Sales

By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

November 10, 2004

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